

Mail Stop 3561

January 14, 2010

Via Fax & U.S. Mail

Mr. Gregory McGrath
Chief Financial Officer
24 Kaningos Street
Piraeus 185 34 Greece

        Re: **Omega Navigation Enterprises, Inc.**
                Form 20-F for the year ended December 31, 2008
                File No. 001-33976

Dear Mr. McGrath:

        We have completed our review of your filing and have no further comments at this time.

                        Sincerely,

                        David R. Humphrey
                        Branch Chief